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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                              inTEST Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, par value $0.01
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  461147 10 0
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

------------------------------------------------------------------------------
CUSIP No. 461147 10 0
------------------------------------------------------------------------------
1.    NAME OF REPORT PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard O. Endres

------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]
                                                           (b)   [ ]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
-------------|----|-----------------------------------------------------------
             | 5. | SOLE VOTING POWER
             |    |         397,408
  NUMBER OF  |----|-----------------------------------------------------------
   SHARES    | 6. | SHARED VOTING POWER
BENEFICIALLY |    |             500
  OWNED BY   |----|-----------------------------------------------------------
    EACH     | 7. | SOLE DISPOSITIVE POWER
  REPORTING  |    |         397,408
 PERSON WITH |----|-----------------------------------------------------------
             | 8. | SHARED DISPOSITIVE POWER
             |    |             500
-------------|----|-----------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           397,908
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             6.7%
------------------------------------------------------------------------------
12.   TYPE OF REPORT PERSON*

             IN
------------------------------------------------------------------------------

                                SCHEDULE 13G
               Responses to Items 1-10 and Signature Attestation

ITEM 1.

a.     inTEST Corporation
b.     2 Pin Oak Lane
       Cherry Hill, NJ   08003


ITEM 2.

a.     Richard O. Endres
b.     2 Pin Oak Lane
       Cherry Hill, NJ 08003
c.     USA
d.     Common Stock, par value $0.01 per share.
e.     CUSIP No. 46114710-0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

a. [ ]  Broker of Dealer registered under Section 15 of the Act.
b. [ ]  Bank as defined in Section 3(a)(6) of the Act.
c. [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment Company registered under Section 8 of the Investment Company Act.
e. [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
f. [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
          Fund: see Sec. 240.13d-1(b)(1)(ii)(F)
g. [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
h. [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

         See Items 5 through 9 and 11 of cover page.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The reporting person hereby reports beneficial ownership of the following:

     Reporting Person         No. Of Shares          Percent
     ----------------         -------------          -------
     Richard O. Endres         397,908 (1)             6.7%

     ------------
     (1) Includes the following shares with respect to which another person or entity has the right to receive the dividends from or proceeds from the sale of such securities; 232,511 shares held in a trust for which Mr. Endres is trustee; and 500 shares owned of record by A corporation of which the reporting person is a director and shareholder.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   2/10/98                                /s/Richard O. Endres
-------------------                     ------------------------------
     Date                                 Richard O. Endres